UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated March 24, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, March 24, 2025 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Attorney-in-Fact of Telecom Argentina S.A. (‘Telecom Argentina” or the “Company”), following up on the relevant fact published on February 24, 2025.

In this regard, we inform you that, in connection with the notification made by the Company before the Argentine Antitrust Commission (“CNDC”) in accordance with Section 9 of Law No. 27,442, the Company was notified late on Friday, March 21, of the Resolution issued by the Secretary of Industry and Commerce RS-2025-29955751-APN-SIYC#MEC, which establishes the following provisional measure under Section 44 of Law No. 27,442:

“SECTION 1.- Telecom Argentina S.A. is hereby ordered to refrain, for a period of SIX (6) MONTHS or until the Enforcement Authority of Law No. 27,442 issues a decision pursuant to Section 14 of the same law, whichever occurs first, from carrying out any type of legal, corporate, and/or commercial act that directly or indirectly implies the integration or consolidation with Telefónica Móviles Argentina S.A., in accordance with Section 44 of Law No. 27,442.

SECTION 2.- The measure established above includes any initiative that involves unifying or integrating the teams that are part of Telefónica Móviles Argentina S.A. with Telecom Argentina S.A., as well as any exchange of competitively sensitive information with Telefónica Móviles Argentina S.A., such as prices and pricing strategies, costs and margins, business plans and commercial strategies, and information about customers and suppliers, investment plans, among others. Both companies must respect the agreements for the reciprocal use of infrastructure that Telecom Argentina S.A. and Telefónica Móviles Argentina S.A. may have entered into. (...)”

In this regard, the Company wishes to highlight that even before the issuance of this Resolution, Telecom Argentina and Telefónica Móviles Argentina S.A. have been operating as independent companies and businesses, and both the members of the Board of Directors and the management of the latter are independent.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 24, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations